Keating Capital, Inc.
5251 DTC Parkway, Suite 1100
Greenwood Village, CO 80111

May 20, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Keating Capital, Inc. Registration Statement on Form N-2 File No. 333- 180150

Ladies and Gentlemen:

On March 15, 2012, Keating Capital, Inc. (the “Company”) filed a registration statement on Form N-2, as amended on June 5, 2012, August 23, 2012 and November 9, 2012, respectively (File No. 333- 180150) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).  In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits thereto.

The reason for such withdrawal request is that the Company has determined that an underwritten offering of securities is not feasible at this time.  No securities have been issued or sold pursuant to the Registration Statement, and the Registration Statement has not been declared effective by the Commission.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement.  The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Cynthia M. Krus at (202) 383-0218.

Sincerely yours,

/s/ Timothy J. Keating
Timothy J. Keating
President and Chief Executive Officer